Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 333-164770

Dear Shareholder,

Please be advised that the U.S. part of the offer to tender OJSC VimpelCom ADSs in exchange for VimpelCom Ltd. depositary receipts is scheduled to expire on April 15 at 5:00 pm New York City time. You can find all relevant information on VimpelCom Ltd.’s website at www.vimpelcomlimited.com and on the SEC’s website at www.sec.gov.

On behalf of OJSC VimpelCom’s management, we kindly remind you about the opportunity to tender in your ADSs before April 15. Please be aware, however, that your custodian may need to receive your instructions before April 15.

If you need any assistance in tendering your ADSs, please contact the following individuals at Innisfree M&A Incorporated, the Information Agent for the Exchange Offer: Meredith Cole (New York +1 212 750 7418) or Michael Payne

(London +44 (0)20 7710 9964).

Do not hesitate to contact us in case you have any questions or queries.

Sincerely,

Investor Relations

OJSC VimpelCom

+ 7 495 974 58 88

Important Additional Information

This letter is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. VimpelCom Ltd. is offering to exchange one Depositary Receipt or a nominal cash amount for each OJSC VimpelCom ADS and 20 Depositary Receipts or a nominal cash amount for each OJSC VimpelCom share. VimpelCom Ltd. has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus and related acceptance materials to register shares of VimpelCom Ltd. (including those represented by Depositary Receipts) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. VimpelCom Ltd. has also filed with the SEC a Statement on Schedule TO, and OJSC VimpelCom has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. The Exchange Offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is scheduled to expire at 5:00 pm New York City time on April 15, 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on April 20, 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Offers by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), the VimpelCom Ltd. Statement on Schedule TO, the OJSC VimpelCom Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from Innisfree M&A Incorporated, the information agent, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). This letter is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.